SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                          JLK DIRECT DISTRIBUTION INC.
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                                (Name of Issuer)

                      Class A Common Stock, par value $.01
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                         (Title of Class of Securities)

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                                    46621C105

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                                 (CUSIP Number)

                                                     with a copy to:
Alexander J. Roepers                                 Allen B. Levithan
Atlantic Investment Management, Inc.                 LOWENSTEIN SANDLER PC
750 Lexington Avenue                                 65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 688-6644                                       (973) 597-2500

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                       (Name, Address and Telephone Number

                         of Person Authorized to Receive

                           Notices and Communications)

                               September 12, 2000

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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46621C105
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1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
    (entities only):

                  Atlantic Investment Management, Inc.


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2) Check the Appropriate Box if a Member of a Group (See Instructions):

                (a)    ------        (b)     ------

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3) SEC Use Only

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4) Source of Funds (See Instructions):                                      OO

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e):
                                  Not Applicable
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6) Citizenship or Place of Organization:  Delaware

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    Number of                      7)   Sole Voting Power:                   0*
                                   ---------------------------------------------
    Shares Beneficially            8)   Shared Voting Power:                 0*
                                   ---------------------------------------------
    Owned by

    Each Reporting                 9)   Sole Dispositive Power:              0*
                                   ---------------------------------------------
    Person With:                   10)  Shared Dispositive Power:            0*
                                   ---------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:           0*

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                 Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):                     0*

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14)  Type of Reporting Person (See Instructions):                           IA

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* See Items 2 and 5 for additional details.

Item 2.  Identity and Background

         Item 2 (a) of the Schedule 13D is hereby amended to read as follows:

         (a) This statement is filed by the Reporting Person, with respect to shares of the Issuer's Class A Common Stock, par value $0.01 per share (the "Shares") over which the Reporting Person had sole dispositive and voting power by reason of serving as the investment advisor to (i) AJR International (BVI) Inc., a British Virgin Islands company ("AJR"), (ii) Quest Capital Partners, L.P., a Delaware limited partnership ("Quest") and (iii) several managed accounts (the "Managed Accounts"). Mr. Alexander J. Roepers serves as the president and sole shareholder of the Reporting Person and the general partner of Quest.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a) Based upon the information contained in the Issuer's most recently filed Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, there were issued and outstanding 4,273,410 Shares as of April 28, 2000.

         (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Quest and the Managed Accounts, pursuant to which the Reporting Person has investment authority with respect to the securities held by each entity or in each account. This authority includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities. As of September 12, 2000 none of AJR, Quest or the Managed Accounts was the beneficial owner of any Shares. On such date, the Reporting Person ceased to be the beneficial owner of five percent of the Shares then issued and outstanding.

         (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Quest and the Managed Accounts, in the Shares during the past 60 days:


Date                                     Quantity                       Price             Type of Transaction
-----                                    --------                       -----             -------------------
09/12/00                                  419,500                       $8.588            Open Market Sale


         Except for the transactions listed above, neither the Reporting Person, nor any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, has traded Shares during the past 60 days.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            September 25, 2000

                                            ATLANTIC INVESTMENT MANAGEMENT, INC.


                                            By:/s/Alexander J. Roepers
                                               _________________________________
                                               Alexander J. Roepers, President



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).